Exhibit 99.9
CONSENT OF INDEPENDENT ENGINEERS

We refer to: (i) our report dated January 22, 2018 and effective December 31, 2017, evaluating the proved and probable petroleum and natural gas reserves attributable to Baytex Energy Corp. and its affiliates (collectively, the "Company"), which is entitled "Evaluation of the P&NG Reserves of Baytex Energy Corp. in Canada (As of December 31, 2017)"; (ii) our report dated February 16, 2018 and effective December 31, 2017, consolidating the proved and probable and for the United States the possible petroleum and natural gas reserves attributable to the Company, which is entitled "Consolidation of the P&NG Reserves of Baytex Energy Corp. Evaluated by Sproule Unconventional Limited and Ryder Scott Company, L.P. (As of December 31, 2017)"; (iii) our assessment dated February 12, 2018 and effective December 31, 2017, evaluating the contingent resources attributable to the Company in Canada, which is entitled "Evaluation of the Contingent Resources of Baytex Energy Corp. in Canada (As of December 31, 2017)"; (collectively, the "Report").

We hereby consent to the references to our name in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and to the incorporation by reference in Registration Statements No. 333-171568 on Form S-8 and No. 333-171866 on Form F‑3 of the Company and to the use of the Report.

We also confirm that we have read the Company's Annual Information Form for the year ended December 31, 2017 dated March 9, 2018, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

SPROULE UNCONVENTIONAL LIMITED

/s/ Cameron P. Six
Cameron P. Six, P. Eng.
President, CEO and Director

Calgary, Alberta, Canada
March 9, 2018